FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5

1. Name and Address of Reporting Person * Wright, Glenn (Last) (First) (Middle) 405 SW Columbia Street (Street) Bend, OR 97702 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Advanced Power Technology, Inc. APTI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) January 23, 2003 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

VP Discrete Power Products

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

       Form filed by One Reporting Person

       Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	1/21/03	1/23/03	M		3,500	A	$1.45	4,500	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
3-Option right to buy (#247)	$1.40	1/21/03	1/23/03	M			1,500	1/1/99	1/1/08	Common Stock	1,500		0	D(a)
4-Option right to buy (#441)	$1.48	1/21/03	1/23/03	M			1,100	1/1/00	1/1/09	Common Stock	2,200		1,100	D(a)
5-Option right to buy (#398)	$1.48	1/21/03	1/23/03	M			249	1/1/00	1/1/09	Common Stock	498		249	D(a)
6-Option right to buy (#478)	$1.48	1/21/03	1/23/03	M			50	10/3/00	10/3/09	Common Stock	150		100	D(a)
7-Option right to buy (#512)	$1.48	1/21/03	1/23/03	M			601	1/1/01	1/1/10	Common Stock	5,280		4,679	D(a)
8-Option right to buy (#652)	$15.23							4/30/02	4/30/11	Common Stock	10,000		10,000	D(a)
9-Option right to buy (#940)	$12.02							9/11/02	9/11/11	Common Stock	606		606	D(a)
10-Option right to buy (#1105)	$7.25							10/1/02	10/1/11	Common Stock	909		909	D(a)
11-Option right to buy (#1349)	$11.55							1/1/03	1/1/12	Common Stock	909		909	D
12-Option right to buy (#1439)	$11.48							3/28/03	3/28/12	Common Stock	12,500		12,500	D
13-Option right to buy (#1486)	$12.41							4/1/03	4/1/12	Common Stock	606		606	D

Explanation of Responses: (a) Includes options for 5,952 shares of common stock that have been assigned to Mr. Wright's ex-wife, over which Mr. Wright disclaims beneficial ownership

GLENN WRIGHT ** Signature of Reporting Person	1/23/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002